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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                             Inefficient Market Fund
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    456613108
             ------------------------------------------------------
                                 (CUSIP Number)


                               Walter R. Stevenson
                          Stevenson Capital Management
                         2420 Sand Hill Road, Suite 101
                              Menlo Park, CA 94025
                                 (415) 854-6210
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                October 25, 1996
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __. Check the following box if a fee is being paid with the statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (continued on following pages)
                               (Page 1 of 8 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------------------         ------------------------------
CUSIP No.    456613108                                 Page   2   of   8   Pages
-----------------------------------------         ------------------------------

--------------------------------------------------------------------------------
           NAME OF REPORTING PERSON
    1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Stevenson Capital Management
                    S.S. No.:  ###-##-####
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

                    OO, PF
--------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                    Not applicable.
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
--------------------------------------------------------------------------------
                                  7      SOLE VOTING POWER

                                                  1,124,400
         NUMBER OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH

                            ----------------------------------------------------
                                  8      SHARED VOTING POWER

                                                  None.

                            ----------------------------------------------------
                                  9      SOLE DISPOSITIVE POWER

                                                  1,124,400

                            ----------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                                  None.

--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,124,400

--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                    / /

                    Not applicable.

--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    26.1 percent

--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON *

                    IA

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                                            SCHEDULE 13D

---------------------------------------     ------------------------------------
CUSIP No.    456613108                        Page   3   of   8   Pages
---------------------------------------     ------------------------------------


Item 1.      Security and Issuer.

             This filing relates to the Common Stock of Inefficient Market Fund (the "Issuer"). The address of the Issuer's principal executive office is 388 Greenwich Street, 22nd Floor, New York, New York 10013.

Item 2.      Identity and Background.

             This statement is being filed by Stevenson Capital Management, the sole proprietorship of Walter R. Stevenson. Walter R. Stevenson is a resident of California and a citizen of the United States. The principal business of Stevenson Capital Management is the provision of investment advisory services. The address of its principal business and the address of its principal office is 2420 Sand Hill Road, Suite 101, Menlo Park, California 94025. Stevenson Capital Management has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Stevenson Capital Management has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not as a result of any such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds and Other Consideration.

             All funds used to purchase the Common Stock of the Issuer have been client funds managed by Stevenson Capital Management and personal funds of Walter R. Stevenson.

Item 4.      Purpose of the Transaction.

             Stevenson Capital Management believes it is a member of a group with Bowling Portfolio Management and David E. Ware & Associates, Incorporated. Each member of the group is registered as an investment adviser pursuant to
Section 203 of the Investment Advisors Act of 1940.

             The group may take various actions in an effort to enhance the value of its members' investments in the Issuer. These actions may include: proxy solicitations for shareholder approval of certain proposals, including but not limited to dividend policies and the conversion to an open-ended structure; the solicitation and addition

                                  SCHEDULE 13D

------------------------------------------  ------------------------------------
CUSIP No.    456613108                        Page   4   of   8   Pages
------------------------------------------  ------------------------------------


of other members to the group; the formation of other groups; meetings and other communications with management of the Issuer; and any other actions deemed useful by members of the group in enhancing shareholder value. The group may include other members after the date of this filing.

             Members of the group other than Stevenson Capital Management may not take the position that a group has been formed for purposes of Rule 13d-1.

Item 5.      Interest in Securities of the Issuer.

              =====================================================================================
                                                     Power to Vote          Power to Dispose
              =====================================================================================


                 No. of Shares
                 Beneficially   Percentage
                    Owned        of Class           Sole      Shared         Sole     Shared
---------------------------------------------------------------------------------------------------
Stevenson
Capital
Management        1,124,400        26.1           1,124,400                1,124,400
---------------------------------------------------------------------------------------------------
Bowling
Portfolio
Management          390,200         9.1                        390,200       390,200
---------------------------------------------------------------------------------------------------

David E. Ware
& Associates,
Incorporated        252,950         5.9                        252,950       252,950
---------------------------------------------------------------------------------------------------

             (c) The trading dates, number of shares purchased or sold and price per share for all transactions by Stevenson Capital Management during the past 60 days (or lesser period since the prior Schedule 13D filed) are set forth on Schedule A hereto. All such transactions were open market transactions and were effected on the American Stock Exchange. No other transactions were effected by Stevenson Capital Management during such period. Transaction information from other members of the group was not available to Stevenson Capital Management, except as specifically included.

             (d) Stevenson Capital Management has purchased the Common Stock of the Issuer on behalf of its investment advisory clients, and those clients have the right to receive or the power to direct the receipt of dividends from or the proceeds of the sale of such Common Stock.

                                  SCHEDULE 13D

---------------------------------------  ---------------------------------------
CUSIP No.    456613108                     Page   5   of   8   Pages
---------------------------------------  ---------------------------------------

             (e)  Not applicable.

Item 6.      Contracts,  Arrangements,  Understandings   or  Relationships  with
             Respect to Securities of the Issuer.

             Except for periodic communications among the members of the group identified in Item 4 solely for the purposes described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.      Material to be Filed as Exhibits.

             Not applicable.

SIGNATURES

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 28, 1996



STEVENSON CAPITAL MANAGEMENT



By:   /s/ Walter R. Stevenson
      ---------------------------------------
         Walter R. Stevenson, Proprietor

                                        ----------------------------------------
                                               Page   6   of   8   Pages
                                        ----------------------------------------

                                   Schedule A

                      Transactions Within the Last 60 Days
                     (or such lesser period since the prior
                               Schedule 13D filed)
=================================================================================================================
                                                No. of Shares Bought                   Type of Transaction
Party                               Date             (Sold)         Price Per Share (same for all transactions)
=================================================================================================================
Stevenson Capital                 09/26/96            400              11.13             Broker/AMEX
Management
                    ---------------------------------------------------------------------------------------------
                                  09/26/96            400              11.13
                    ---------------------------------------------------------------------------------------------
                                  09/26/96            400              11.13
                    ---------------------------------------------------------------------------------------------
                                  09/27/96          2,500              11.13
                    ---------------------------------------------------------------------------------------------
                                  10/2/96           4,500              11.38
                    ---------------------------------------------------------------------------------------------
                                  10/2/96           1,100              11.50
                    ---------------------------------------------------------------------------------------------
                                  10/3/96           1,700              11.38
                    ---------------------------------------------------------------------------------------------
                                  10/4/96           3,100              11.50
                    ---------------------------------------------------------------------------------------------
                                  10/4/96           1,200              11.50
                    ---------------------------------------------------------------------------------------------
                                  10/7/96           2,100              11.50
                    ---------------------------------------------------------------------------------------------
                                  10/8/96           1,000              11.50
                    ---------------------------------------------------------------------------------------------
                                  10/14/96          2,900              11.88
                    ---------------------------------------------------------------------------------------------
                                  10/14/96          9,000              11.88
                    ---------------------------------------------------------------------------------------------
                                  10/14/96          2,450              11.88
-----------------------------------------------------------------------------------------------------------------

                              -------------------------------------------------
                                        Page   7   of   8   Pages
                              -------------------------------------------------

=================================================================================================================
                                               No. of Shares Bought                      Type of Transaction
Party                               Date             (Sold)         Price Per Share   (same for all transactions)
=================================================================================================================
                     --------------------------------------------------------------------------------------------
                                   10/14/96         2,450              11.88
                     --------------------------------------------------------------------------------------------
                                   10/15/96         4,200              12.00
                     --------------------------------------------------------------------------------------------
                                   10/15/96         7,550              12.00
                     --------------------------------------------------------------------------------------------
                                   10/15/96         2,500              12.00
                     --------------------------------------------------------------------------------------------
                                   10/15/96         1,800              12.00
                     --------------------------------------------------------------------------------------------
                                   10/15/96         1,000              12.00
                     --------------------------------------------------------------------------------------------
                                   10/15/96           300              12.00
                     --------------------------------------------------------------------------------------------
                                   10/15/96         7,550              12.00
                     --------------------------------------------------------------------------------------------
                                   10/17/96         5,600              12.13
                     --------------------------------------------------------------------------------------------
                                   10/17/96           400              12.13
                     --------------------------------------------------------------------------------------------
                                   10/17/96           800              12.13
                     --------------------------------------------------------------------------------------------
                                   10/17/96         5,900              12.13
                     --------------------------------------------------------------------------------------------
                                   10/17/96         1,300              12.13
                     --------------------------------------------------------------------------------------------
                                   10/18/96         2,000              12.13
                     --------------------------------------------------------------------------------------------
                                   10/21/96         5,000              12.13
                     --------------------------------------------------------------------------------------------
                                   10/22/96         2,500              12.00
                     --------------------------------------------------------------------------------------------
                                   9/27/96          2,500              11.13





                               -------------------------------------------------
                                         Page   8   of   8   Pages
                               -------------------------------------------------

=================================================================================================================
                                                No. of Shares Bought                     Type of Transaction
                  Party             Date             (Sold)         Price Per Share   (same for all transactions)
=================================================================================================================
David E. Ware &                   10/9/96             (1,950)          11.88
Associates, Inc.
================================================================================================================
